Exhibit 99.1

ADC Therapeutics Announces Eight Presentations on Data from its Next-Generation Antibody Drug Conjugates at the 62nd American Society of Hematology Annual Meeting

Several presentations highlight lead candidate loncastuximab tesirine (Lonca); BLA under FDA review for the treatment of relapsed or refractory diffuse large B-cell lymphoma

Updated preliminary data from pivotal Phase 2 trial of camidanlumab tesirine (Cami) in Hodgkin lymphoma selected for oral presentation

Company to host virtual investor event on December 7, 2020 at 8 am ET

Lausanne, Switzerland, November 4, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that eight abstracts have been selected for presentation at the 62nd American Society of Hematology (ASH) Annual Meeting, which is being held virtually from December 5-8, 2020. Presentations will feature data on three of the Company’s pyrrolobenzodiazepine (PBD)-based ADCs – loncastuximab tesirine (Lonca), camidanlumab tesirine (Cami) and ADCT-602.

“The breadth of data that will be presented at the ASH Annual Meeting reflects the potential of our product candidates and speaks to our leadership in the development of next-generation ADCs to improve outcomes for patients with blood cancers,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “Notably, we look forward to sharing subgroup data from the Lonca LOTIS 2 pivotal trial in relapsed or refractory diffuse large B-cell lymphoma, interim results from our LOTIS 3 trial evaluating Lonca in combination with ibrutinib in patients with advanced diffuse large B-cell lymphoma or mantle cell lymphoma, as well as preliminary results from our pivotal Phase 2 trial of Cami in patients with relapsed or refractory Hodgkin lymphoma.”

Lonca Presentations

Efficacy and Safety of Loncastuximab Tesirine (ADCT-402) in Relapsed/Refractory Diffuse Large B-Cell Lymphoma

Abstract: 1183

Date and Time: Saturday, December 5, 2020, 7 a.m. – 3:30 p.m. PST

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials: Poster I

Presenter: Paolo F. Caimi, MD, Case Comprehensive Cancer Center, Case Western Reserve University

Characteristics and Treatment Patterns of Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma Who Received ≥3 Lines of Therapies

Abstract: 1651

Date and Time: Saturday, December 5, 2020, 7 a.m. – 3:30 p.m. PST

Session: 905. Outcomes Research—Malignant Conditions (Lymphoid Disease): Poster I

Presenter: Jipan Xie, MD, PhD, Analysis Group, Inc.

Interim Results of Loncastuximab Tesirine Combined with Ibrutinib in Diffuse Large B-Cell Lymphoma or Mantle Cell Lymphoma (LOTIS-3)

Abstract: 2099

Date and Time: Sunday, December 6, 2020, 7 a.m. – 3:30 p.m. PST

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials: Poster II

Presenter: Julien Depaus, MD, CHU UCL Namur

Safety and Antitumor Activity Study Evaluating Loncastuximab Tesirine and Rituximab Versus Immunochemotherapy in Diffuse Large B-Cell Lymphoma

Abstract: 2107

Date and Time: Sunday, December 6, 2020, 7 a.m. – 3:30 p.m. PST

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials: Poster II

Presenter: Yuliya Linhares, MD, Miami Cancer Institute, Baptist Health South Florida

Cami Presentations

Preliminary Results of a Phase 2 Study of Camidanlumab Tesirine (Cami), a Novel Pyrrolobenzodiazepine-Based Antibody-Drug Conjugate, in Patients with Relapsed or Refractory Hodgkin Lymphoma

Abstract: 474

Date and Time: Sunday, December 6, 2020, 3 p.m. PST

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma—Clinical Studies: Clinical Studies in Hodgkin Lymphoma

Presenter: Alex Herrera, MD, City of Hope Medical Center

Pharmacokinetic and Pharmacodynamic Correlates from the Phase 1 Study of Camidanlumab Tesirine (Cami) in Patients with Relapsed or Refractory Hodgkin Lymphoma and Non-Hodgkin Lymphoma

Abstract: 2981

Date and Time: Monday, December 7, 2020, 7 a.m. – 3:30 p.m. PST

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma—Clinical Studies: Poster III

Presenter: Joseph Boni, ADC Therapeutics

Combination of Camidanlumab Tesirine, a CD25-Targeted ADC, with Gemcitabine Elicits Synergistic Anti-Tumor Activity in Preclinical Tumor Models

Abstract: 1178

Date and Time: Saturday, December 5, 2020, 7 a.m. – 3:30 p.m. PST

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents: Poster I

Presenter: Francesca Zammarchi, ADC Therapeutics

ADCT-602 Presentation

Analysis of Adct-602 Pre-Clinical Activity in B-Cell Lymphoma Models and Identification of Potential Biomarkers for Its Activity

Abstract: 3011

Date and Time: Monday, December 7, 2020, 7 a.m. – 3:30 p.m. PST

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents: Poster III

Presenter: Francesco Bertoni, MD, Institute of Oncology Research, Università della Svizzera italiana

Online Publication in November Supplemental Issue of Blood

Symptoms, Health-Related Quality of Life, and Tolerability of Loncastuximab Tesirine in Patients with Relapsed or Refractory Diffuse Large B Cell Lymphoma

Abstract Number: 3919

The abstracts are available through the ASH online meeting program and will be published in the November supplemental issue of Blood.

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

In September 2020, ADC Therapeutics submitted a Biologics License Application to the U.S. Food and Drug Administration seeking accelerated approval for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL). Lonca is being evaluated in LOTIS 2, a pivotal Phase 2 clinical trial in patients with relapsed or refractory DLBCL, LOTIS 3, a Phase 1/2 clinical trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma, and LOTIS 5, a Phase 3 confirmatory clinical trial in combination with rituximab in patients with relapsed or refractory DLBCL.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application to the U.S. Food and Drug Administration seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

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ADC Therapeutics

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